BNY/IVY MULTI-STRATEGY HEDGE FUND LLC
                                 One Wall Street
                            New York, New York 10286


                                October 19, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505
Attention:  Christian Sandoe

             Re: BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Registrant")
                 REGISTRATION STATEMENT NO. 333-152534
                 ---------------------------------------------------------
Dear Mr. Sandoe:

                  Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form N-2 be accelerated so that it will be declared effective on October 22, 2009 or as soon as practicable thereafter.

                  Please notify Pamela Poland, Esq., of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2149 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

                                  BNY/IVY MULTI-STRATEGY HEDGE FUND LLC


                                  By:  /s/ David Mossman
                                       -----------------
                                       Name:  David K. Mossman
                                       Title:   President


                                  MBSC SECURITIES CORPORATION

                                  By:  /s/ James Muir
                                       --------------
                                       Name:  James Muir
                                       Title:   Assistant Secretary